                                                                     EXHIBIT 2.2




                              AMENDMENT NUMBER ONE
                                     to the
                               PURCHASE AGREEMENT


         AMENDMENT NUMBER ONE (the "Amendment") to the Purchase Agreement, dated as of March 4, 1998 (the "Agreement"), among OpTel, Inc., Interactive Cable Systems, Inc. and ICS Licenses, Inc. Capitalized terms used without definition herein shall have the meanings provided in the Agreement.


         1. From and after the date hereof, Seller shall use its best efforts to obtain all of the consents required to be obtained in order to transfer to Buyer the Purchased Assets free and clear of all Liens (other than Liens associated with the Assumed Liabilities), including but not limited to all consents required to transfer all of the Required Consents relating to the Rights of Entry. The parties hereto agree that Rights of Entry that provide, in substance, that no consent is required in the context of a sale of all or substantially all of the assets of Seller, shall be deemed for all purposes relating to the Agreement and the transactions contemplated therein to require consent (without prejudice to any position or claim that may be made against any Person not a party hereto). In addition, Seller shall not be deemed to have obtained any Required Consents obtained after the Closing Date unless the consent received is substantially in the form of Exhibit A hereto.

         2. With respect to Required Consents received by Seller on or prior to the Closing Date that do not contain the estoppel language contained in Exhibit A (representing approximately 5,500 Subscribers), the parties hereto agree that such Required Consents shall be deemed to have been obtained by Seller for purposes of satisfying conditions to Closing pursuant to Section 4.2.8 , provided,

         (a) Seller shall indemnify, defend and hold harmless the Buyer Indemnified Parties from and against any and all Losses arising from or relating in any way to any actual or alleged pre-Closing defaults by Seller or any of its affiliates under the Rights of Entry relating to the 5,500 Subscribers described above (without limit as to time or amount, and in addition to all other remedies available, the Buyer Indemnified Parties shall have recourse against the Additional Escrow Amount, as defined below, to satisfy such claims, in the manner provided below);



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         (b) at the Closing, Buyer and Seller shall execute and deliver an escrow agreement substantially in the form of Exhibit B hereto (the "Additional Escrow Agreement") under which Kronish, Lieb, Weiner & Hellman LLP shall act as escrow agent (the "Additional Escrow Agent"). At the Closing Buyer shall deposit with the Additional Escrow Agent an amount of the Purchase Price equal to $2,000,000 (in shares of Series B Preferred and Class A Common in the ratio described in Section 2.2 of the Agreement) (the "Additional Escrow Amount"), which shall be withheld from the Purchase Price payable to Seller at the Closing.

         (c) Subject to the terms of the Additional Escrow Agreement, the Additional Escrow Amount shall be released to Seller as follows:

             (i) On the 90th day following the Closing, an amount (the "First Reduction Amount") equal to (1) the Basket (as the Basket is finally determined pursuant to the Agreement as amended hereby) minus (2) the amount of any claims paid or pending for indemnification under Section 10.1 of the Agreement as of such date, and minus the amount of any claims paid or pending for indemnification under this Section 2 of this Amendment, in each case made by the Buyer Indemnified Parties, shall be released to Seller, provided that the First Reduction Amount shall not exceed the Additional Escrow Amount then held by the Additional Escrow Agent. The Basket thereupon shall be reduced by the First Reduction Amount for all purposes under the Agreement (but in no event shall the Basket be reduced below zero).

             (ii) On the 180th day following the Closing, an amount (the "Second Reduction Amount") equal to the remaining Additional Escrow Amount, if any, minus the amount of any claims pending for indemnification under this Section 2 of the Amendment, shall be released to Seller. At such time the Basket shall be increased by an amount equal to the amount released to Seller. Upon final determination of the amount of claims for indemnification under this Section 2, the balance of the Additional Escrow Amount remaining after payment of such claims to the Buyer Indemnified Parties under this Section 2 (which shall be paid to Buyer), shall be paid to Seller (and the Basket shall be further increased by any additional amounts released to Seller upon such final determination).

             3. Exhibit C hereto is a list of all signal feed agreements that Buyer shall assume at the Closing and all other signal feed agreements relating to the Business (the "Other Signal Agreements"). On or prior to the 60th day following the Closing Date, Buyer shall notify Seller as to which of the Other Signal Feed Agreements it wishes to assume (in which case Buyer and Seller as promptly as practicable shall execute such



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documents of assumption necessary for Buyer to assume such agreements). For up to 90 days after such notice (subject to Buyer's right to terminate such license at any time), Seller shall license to Buyer the right to use all Other Signal Agreements not assumed by Buyer pursuant hereto, subject to Buyer assuming all payment obligations, if any, with respect to such Other Signal Agreements, which payments shall be made to Seller and Seller shall pay over such amounts to the Person entitled to such payments under such Other Signal Agreements. Seller shall use its reasonable best efforts to maintain its rights under the underlying agreements during such period. If an underlying Other Signal Agreement is terminated other than due to a failure by Seller to make payments under such agreement, then this license shall terminate in respect of such agreement. Buyer acknowledges that it has received copies of the Other Signal Agreements from Seller.

             4. The parties hereto agree that notwithstanding the terms of the Agreement, the adjustments to the Purchase Price described in Section 1.3(b)(iii) of the Agreement shall be completed after the Closing Date. The parties shall use their best efforts to complete all actions provided in such
Section 1.3(b)(iii) on or prior to the 30th day following the Closing Date, and in any event the parties shall complete all such actions (and the related adjustment to the Purchase Price and/or the Basket) on or prior to the 90th day following the Closing Date.

             5. The parties agree that with respect to all Required Consents (other than those relating to Rights of Entry or to vehicle leases), from and after the Closing Seller shall grant Buyer an irrevocable, perpetual, royalty-free license, coupled with an interest, to use any of the Purchased Assets for which consents to transfer have not been received until such time as such consents are received, upon terms that provide Buyer with all economic rights and benefits of actual ownership of such assets, and with no associated pre-Closing liabilities (but Buyer shall assume all payment obligations, if any, and the risk of loss with respect to the Purchased Assets in question, which payments shall be made to Seller, and Seller shall pay over such amounts to the Person entitled to such payment under the associated agreement requiring the Required Consent). From and after the Closing, Seller shall indemnify, defend and hold harmless the Buyer Indemnified Parties from and against any and all Losses arising from, or relating to, Seller's failure to obtain such Required Consents.

             6. The parties agree that with respect to Required Consents relating to vehicle leases, from and after the Closing Seller shall grant to Buyer an irrevocable, perpetual, royalty free license, coupled with an interest, to use the vehicles



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subject to such leases until such time as such Required Consents are received, upon terms that provide Buyer with all the economic rights and benefits of Seller with respect to such vehicles, and with no associated pre-Closing liabilities (but Buyer shall assume all payment obligations under such leases in the manner provided in paragraph 5, above and risk of loss). Seller shall use its reasonable best efforts to maintain its rights under the underlying leases during such period. If an underlying lease is terminated other than due to a failure by Seller to make payments under such leases, then this license shall terminate in respect of such agreement. From and after the Closing, Seller shall indemnify, defend and hold harmless the Buyer Indemnified Parties from and against any and all Losses arising from, or relating to, failure to obtain such Required Consents.

             7. Seller acknowledges that the Required Consents must include a waiver of a property owner's first refusal rights for the following properties (in accordance with the terms of the associated Reports of Entry): Manchester (Franchise 80) and Watergate (Franchise 77).

             8. Seller acknowledges that a Required Consent in the form attached as Exhibit A is required for River Crest (Franchise 7R).

             9. Seller shall use its best efforts to make such additional UCC filings as Buyer may reasonably request to effectuate the release of Liens on the Purchased Assets that, under the Agreement, were to have been released at the Closing but were not in fact released. With respect to UCC-3 forms that do not set forth the correct Seller address, such forms shall be prepared and filed by Seller with the proper Seller addresses within 10 Business Days after the Closing.

             10. Seller shall promptly notify Buyer in writing after Seller has obtained a Required Consent for a Right of Entry which is part of the Consent Escrow. At the end of each two week period following Closing, with the first two week period ending on April 17, 1998, Buyer and Seller shall use all reasonable efforts to complete the release and transfer to Buyer of all Rights of Entry for which Required Consents have been obtained, subject to satisfaction of the requirements set forth in the following paragraph.

             Prior to the release of a Right of Entry from the Consent Escrow, each of the following documents with respect to such Right of Entry shall have been executed and delivered to Buyer: (a) a Bill of Sale, (b) an Assumption Agreement, (c) all documentation necessary to release all Liens against such Right of Entry and related Purchased Assets, and (d) a certificate setting forth the amount to be disbursed to Seller from the



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Consent Escrow Amount with a copy to the Consent Escrow Agent. Upon such deliveries stock certificates and stock powers reflecting the new amounts of Series B Preferred Stock and Class A Common Stock to remain with the Consent Escrow Agent shall be delivered to the Consent Escrow Agent in exchange for certificates then held and certificates reflecting the Consent Escrow Amount to be released to Seller shall be delivered to Seller, all in accordance with the terms of the Consent Escrow Agreement.

             Seller and Buyer agree that with respect to each Right of Entry transferred to Buyer in accordance herewith, Seller will provide reasonable accommodations and information to Buyer, including, without limitation, transition billing services, so that there is minimum disruption of billing and customer service associated with each such Right of Entry.

         11. Seller and Buyer agree that Purchased Assets include, for no further consideration, the proceeds of any insurance received or receivable by Seller with respect to any claim made after March 4, 1998 (whether or not the claim accrued before or after March 4,1998) relating to Purchased Assets.

         12. (a) With respect to the properties described in the grid below (the "Upgrade Properties"), the parties acknowledge that Oxford Properties ("Oxford") requires upgrade of channel capacity as described in the grid (the "Upgrades") by the dates shown under Required Completion Date in the grid. Seller agrees that it retains the absolute obligation to timely perform the Upgrades so as to at all times protect Buyer's good standing with respect to Oxford properties identified under that certain Consent dated April 9, 1998 among Seller, Buyer and Oxford (the "Oxford Consent"). To secure and protect and as a source of indemnification to Buyer in respect of such obligations of Seller, Buyer shall have recourse against the Upgrade Escrow Amount (as defined below) all in the manner provided below.

         (b) Pursuant to the terms of the Oxford Consent, Seller shall, at its sole expense, complete the following system upgrades by the required completion dates set forth below:




Property                 Increase                Required              Seller's              Associated
--------                 --------                --------              --------              ----------
                         Channels                Completion            Required              Subscribers
                         --------                ----------            --------              -----------
                         From    To              Date                  Completion
                         ----    --              ----------            ----------
                                                                       Date
                                                                       ----------
Reflections              36      45              May 9, 1998           April 23, 1998             191
(Franchise
 5J)

Verandah                 36      45              July 9, 1998          July 2, 1998               161
Hunt Club
(Franchise
22)
Windrift                 37      45              June 9, 1998          June 2, 1998               170
(Franchise
7H)
Stone Creek              26      45              May 9, 1998           May 2, 1998                124
(Franchise
28)



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         In completing such upgrades, Seller shall have an employee (and not just a contractor) of Seller on-site on a continuous full-time basis during any periods of construction work for the upgrades at Verandah Hunt Club and Windrift. Additionally, Seller and its contractors shall promptly follow Buyer's and Buyer's representatives' instructions at all times so as to minimize customer disruption and property owner inconveniences. Seller shall complete the upgrade in a good and workmanlike manner and shall use equipment, materials and components reasonably acceptable to Buyer. Seller shall begin such upgrades immediately upon Closing and thereafter diligently and continuously continue construction until completion. Within 3 Business Days following Closing and thereafter as they are prepared, Seller shall submit for Buyer's reasonable and timely approval, plans, specifications and copies of all contracts entered into with subcontractors. In the event that Seller fails promptly to commence completion of the Upgrades, or fails to diligently pursue completion of the Upgrades, or has not completed an Upgrade for a property to Buyer's and Oxford's satisfaction by the applicable "Seller's Required Completion Date", Buyer may at its option complete Upgrades with the right to claim all related costs and expenses from the Upgrade Escrow Amount as described below and without relieving Seller of its obligation to have the Upgrade timely completed, and without limiting in any respect Buyer's right to claim against the Upgrade Escrow Amount under Section 12(d)(ii) below.

         In all cases, Seller shall at all times be solely responsible for its own expenses and amounts owed to contractors and shall indemnify, defend and hold harmless the Buyer Indemnified Parties from and against any and all Losses arising from or relating in any way to Seller's completion of such upgrades (without limit as to time or amount, and in addition to all other remedies available). Further, Seller shall promptly cause all Liens, if any, on the properties and Purchased Assets relating thereto to be released in their entirety.

         (c) At the Closing, Buyer and Seller shall execute and



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deliver an escrow agreement substantially in the form of Exhibit E hereto (the
"Upgrade Escrow Agreement") under which Kronish, Lieb, Weiner & Hellman LLP shall act as escrow agent (the "Upgrade Escrow Agent"). At the Closing Buyer shall deposit with the Upgrade Escrow Agent an amount of the Purchase Price equal to Per Subscriber Amount multiplied by 646 (being the total of the Associated Subscribers identified on the grid) (in shares of Series B Preferred and Class A Common in the ratio described in Section 2.2 of the Agreement) (the "Upgrade Escrow Amount"), which shall be withheld from the Purchase Price payable to Seller at the Closing.

         (d) Subject to the terms of the Upgrade Escrow Agreement, the Upgrade Escrow Amount shall be released as follows:

         (i) upon receipt by the Upgrade Escrow Agent at any time of a statement executed by Buyer, to Buyer an amount of the Upgrade Escrow Amount equal to the costs, expenses and Losses of Buyer in respect of the Upgrade, including any of the same arising in connection with Buyer's completing such Upgrade, all as identified on such statement;

         (ii) upon receipt by the Upgrade Escrow Agent of a statement executed by Buyer that Oxford is terminating the related service agreement with respect to an Upgrade Property on the basis of a failure to timely complete an Upgrade, an amount equal to the Per Subscriber Amount multiplied by the number of Subscribers identified with respect to such Upgrade Property (with no obligation of Buyer to defend against such termination);

         (iii) upon receipt by the Upgrade Escrow Agent of a statement executed by both Buyer and Seller that (A) Seller has timely completed an Upgrade of an Upgrade Property to Buyer's reasonable satisfaction, (B) all subcontractors have been paid (and have released or received waivers with respect to any and all Liens relating to such property) and (C) Oxford has accepted in writing that such Upgrade has been completed to its satisfaction, the Upgrade Escrow Agent will release to Seller the portion of the Upgrade Escrow Amount that the Subscribers at such property bears to the aggregate of the Subscribers shown on the above chart, less any amounts theretofore claimed by or paid to Buyer in connection with completing such Upgrade.

         (iv) upon receipt by the Upgrade Escrow Agent of a certificate executed by Buyer that all amounts due to Buyer have been paid and/or that the Upgrades have been satisfactorily performed, the Upgrade Escrow Agent shall release the balance of the Upgrade Escrow Amount to Seller.

         (e) The parties agree that the prevailing party in any



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litigation or arbitration arising under or with respect to the Upgrade Escrow
Agreement shall have all of its attorneys costs and expenses paid by the opposing party.

         13. Except as amended hereby, the provisions of the Agreement shall remain in full force and effect. This Amendment shall not constitute a waiver or amendment of any other provision of the Agreement not referred to herein.

         14. This Amendment may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

         15. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York.

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed on this day of April, 1998.



                               OPTEL, INC.


                               By: /s/ MICHAEL E. KATZENSTEIN
                                  ----------------------------------------------
                                  Name:  Michael E. Katzenstein
                                  Title: Vice President Legal
                                         Affairs, General Counsel
                                         and Secretary


                               By: /s/ STEPHEN DUBE
                                  ----------------------------------------------
                                  Name: Stephen Dube
                                  Title: Vice President
                                         Operations



                               INTERACTIVE CABLE SYSTEMS, INC.


                               By: /s/ KEVIN SCHOTTLAENDER
                                  ----------------------------------------------
                                  Name:  Kevin Schottlaender
                                  Title: President


                               ICS LICENSES, INC.


                               By: /s/ KEVIN SCHOTTLAENDER
                                  ----------------------------------------------
                                  Name:  Kevin Schottlaender
                                  Title: President